UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 001-31269

ALCON, INC.
(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
 41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Attached as Exhibit 99.1 is the revised Alcon Executive Deferred Compensation Plan effective January 1, 2008.
Attached as Exhibit 99.2 is the revised Alcon Supplemental Executive Retirement Plan for Alcon Holdings, Inc. and Affiliated Entities effective January 1, 2008.
Attached as Exhibit 99.3 is the revised Executive Salary Continuation Plan for Alcon, Inc. as Successor to Alcon Universal, LTD. And Affiliated Companies effective January 1, 2008.
Attached as Exhibit 99.4 is the revised Executive Salary Continuation Plan II for Alcon, Inc. as Successor to Alcon Universal, LTD. And Affiliated Companies effective January 1, 2008.
Attached as Exhibit 99.5 is the revised Alcon Excess 401K Plan effective January 1, 2008.
Attached as Exhibit 99.6 is the Amended 2002 Alcon Incentive Plan effective January 1, 2009.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date	March 2, 2009	By	/s/ Joanne beck
Name: Joanne Beck
Title: General Manager

Date	March 2, 2009	By	/s/ Martin Schneider
Name: Martin Schneider
Title: Attorney in Fact